LUMINAR TECHNOLOGIES, INC.
2603 Discovery Drive, Suite 100
Orlando, Florida 32826

April 28, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Gregory Herbers
Re:    Luminar Technologies, Inc.
Registration Statement on Form S-4
File No. 333-270152
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Luminar Technologies, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-4 to become effective on May 2, 2023, at 4:00 pm, Eastern Time, or as soon as practicable thereafter.
The Company hereby authorizes Daniel Kim of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Company requests that it be notified of such effectiveness by a telephone call to Daniel Kim of Orrick, Herrington & Sutcliffe LLP at (310) 633-2803.

Very truly yours,

Luminar Technologies, Inc.

By:	/s/ Thomas J. Fennimore
Name:	Thomas J. Fennimore
Title:	Chief Financial Officer
cc:    Daniel Kim, Orrick, Herrington & Sutcliffe LLP